PROSPECTUS SUPPLEMENT NO. 3	Filed Pursuant to Rule 424(b)(7)
(To Prospectus dated May 10, 2007)	Registration Statement No. 333-142820

Lexington Realty Trust
17,823,195 Common Shares of Beneficial Interest
This prospectus supplement no. 3 supplements and amends the prospectus dated May 10, 2007 (as supplemented and amended by prospectus supplement no. 1 dated June 13, 2007 and prospectus supplement no. 2 dated July 17, 2007) relating to the resale from time to time of common shares that we may issue to holders named in the prospectus dated May 10, 2007, in the prospectus supplement no. 1 dated June 13, 2007, in the prospectus supplement no. 2 dated July 17, 2007 and in this prospectus supplement of The Lexington Master Limited Partnership’s 5.45% Exchangeable Guaranteed Notes due 2027 upon the exchange or redemption of the notes.

This prospectus supplement should be read in conjunction with, is qualified by reference to, and must be accompanied by, the prospectus dated May 10, 2007, as supplemented or amended, except to the extent that the information in this prospectus supplement supersedes any information contained in those documents.

Our common shares are listed on the New York Stock Exchange under the symbol “LXP”. On August 23, 2007, the last reported sale price of our common shares on the New York Stock Exchange was $21.03 per share.

Investing in our common shares involves risks. See “Risk Factors” referred to on page 5 of the prospectus dated May 10, 2007, as well as in the documents incorporated by reference into the prospectus, before investing in our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 24, 2007.

SELLING SHAREHOLDERS
The information appearing in the table below supplements and supersedes the information with respect to such selling shareholders in the table appearing under the heading “Selling Shareholders” in the prospectus dated May 10, 2007, as previously supplemented. The information is based solely on information provided to us by or on behalf of the selling shareholders on or prior to August 23, 2007 in Selling Security Holder Notices and Questionnaires. The number of common shares issuable upon the exchange or redemption of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 39.6071 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events. The selling shareholders may offer all, some or none of the common shares which we may issue upon the exchange or redemption of the notes. Because the selling shareholders may offer all or some portion of such common shares, we cannot estimate the number of common shares that will be held by the selling shareholders upon termination of any of these sales. In addition, the selling shareholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common shares since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act of 1933, as amended.
Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering(1)(2)	Percentage of Shares Beneficially Owned Prior to the Offering(3)	Number of Shares Offered Pursuant to this Prospectus	Number of Shares Beneficially Owned After the Offering(4)	Percentage of Shares Beneficially Owned After the Offering(3)
Akanthos Arbitrage Master Fund, L.P. (5)	1,188,213	*	1,188,213	0	*
CSS, LLC(6)	39,607	*	39,607	0	*
Polygon Global Opportuities Master Fund (7)	316,857	*	316,857	0	*
Topaz Fund (8)	396,071	*	396,071	0	*
Universal Investment Gesellschaft REF Aventis (9)	198,036	*	198,036	0	*

*    Less than one percent
(1)	Based on information available to us as of June 11, 2007 in Selling Security Holder Notices and Questionnaires delivered by the selling shareholders.
(2)
The number of common shares issuable upon the exchange or redemption of the notes assumes exchange of the full amount of notes held by each selling shareholder at the initial exchange rate of 39.6071 shares of our common shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional share, even though we are required to pay the first $1,000 of exchange value in cash. The exchange rate is subject to adjustment in certain events.

(3)	Based on a total of 66,247,787 shares of our common stock outstanding as of June 8, 2007.
(4)	Assumes the selling shareholder sells all of its common shares offered pursuant to this prospectus.
(5)	Akanthos Capital Management, LLC and Michael Kao exercise voting and/or dispositive powers with respect to these securities.
(6)	Nicholas D. Schoewe and Clayton A. Strave exercise voting and/or dispositive powers with respect to these securities.
(7)
Polygon Investment Partners LLP, Polygon Investment Partners LP, and Polygon Investment Partners HK Limited (the "Investment Managers"), Polygon Investments Ltd. (the "Manager"), Alexander Jackson, Reade Griffith and Paddy Dear share voting and dispositive power of the securities held by Polygon Global Opportunities Master Fund (the "Master Fund").  The Investment Managers, the Manager, Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of the securities held by the Master Fund.

(8)	Robert Marx exercises voting and/or dispositive powers with respect to these securities.
(9)	Autandil Giginershvili exercises voting and/or dispositive powers with respect to these securities.